Exhibit 20.1


FOR IMMEDIATE RELEASE

Intelli-Check Contact: Frank Mandelbaum, 516-992-1900
Investor Contact: John Baldissera, BPC Financial Marketing, 800-368-1217 Media Contact: Caroline Grossman, 781-771-5579

             Intelli-Check Appoints Ashok Rao to Board of Directors

WOODBURY, New York (December 9, 2004) - Intelli-Check, Inc., a leader in advanced identification-document-verification systems, announced today that Ashok Rao has been appointed a company director for a three-year term, effective December 3, 2004.

"Ashok is an accomplished entrepreneur, having been the founder and driving force behind four successful high-tech startups, one of which he took public in 1995," said Frank Mandelbaum, chairman and chief executive officer of Intelli-Check. "On behalf of the entire board of directors, I'd like to welcome Ashok. We are very pleased that he has agreed to put his considerable expertise, experience, and energy to work on behalf Intelli-Check's shareholders, customers, and employees."

Currently an angel investor in numerous high-tech start-ups as well as the producer of a major motion picture scheduled for worldwide release in April 2005, Mr. Rao was CEO of Prime Wave Communications, a broadband wireless access technology subsidiary of L3 from 2000 to 2003. Previously, he was founding chief executive officer of Trex Communications, a Thermo Electron satellite communications business, which reached revenues of $60 million in two years. He was instrumental in the sale of TrexCom to L3 in 2000. Mr. Rao holds a bachelor's degree in mechanical engineering from the Indian Institute of Technology, New Delhi, a master's degree in systems engineering from Marquette University, and a diploma in Financial Management from the London School of Economics. Mr. Rao is also a trustee of numerous charitable organizations.

About Intelli-Check, Inc.
Intelli-Check, Inc. is the acknowledged leader in technology that assures the authenticity of driver licenses, state issued non-driver and military identification cards used as proof of identity. Our patented ID-CHECK technology instantly reads, analyzes, and verifies the encoded data in magnetic stripes and barcodes on government-issue IDs from approximately 60 jurisdictions in the U.S. and Canada to determine if the content and format is valid. Applications include:

      o security and access control to protect airports, government and commercial buildings, military installations, and other critical sites

      o identity theft, commercial and government fraud prevention to help stem the millions of dollars each year in losses from credit card, check-cashing, bank, insurance, healthcare and pharmacy fraud

      o age verification to protect bars and other retail establishments from the potential fines and penalties associated with selling age-restricted products to minors

      o productivity enhancement to eliminate inefficiencies and inaccuracies associated with manual data entry

The company has been the national testing laboratory for the American Association of Motor Vehicle Administrators (AAMVA) since 1999 and has access to all the currently encoded driver license formats. For more information, visit www.intellicheck.com.